# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Pony AI Inc., CIK 0001969302
CUSIP: 732908108
Title of class of securities: Class A ordinary shares, par value US$0.0005 per share
Address of issuer's principal executive offices: 1301 Pearl Development Building, 1 Mingz, 1st Street, Hengli Town, Nansha District, Guangzhou, China (F4), 511458
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002067493

## Reporting persons
- Tiancheng Lou: type of reporting person: individual (IN); citizenship or place of organization: China (F4); sole voting power 21,199,598; shared voting power 0; sole dispositive power 21,199,598; shared dispositive power 0; aggregate amount beneficially owned 21,199,598 (6% of the class)
  Comment: Note to Rows 5, 7 and 9:
  Representing (i) 110,828 Class A ordinary shares held of record by IWAY LLC, a Delaware company wholly owned by Tiancheng Lou, (ii) 19,068,770 Class B ordinary shares held of record by IWAY LLC, and (iii) 2,020,000 Class B ordinary shares held of record by Amber Luna Lou Irrevocable Trust for the benefit of Tiancheng Lou. The trustee of Amber Luna Lou Irrevocable Trust is the South Dakota Trust Company LLC.
  
  Note to Row 11: See Item 4.
- IWAY LLC: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 19,179,598; shared voting power 0; sole dispositive power 19,179,598; shared dispositive power 0; aggregate amount beneficially owned 19,179,598 (5.4% of the class)
  Comment: Notes to Rows 5, 7, and 9: Representing (i) 110,828 Class A ordinary shares held of record by IWAY LLC and (ii) 19,068,770 Class B ordinary shares held of record by IWAY LLC. IWAY LLC is a Delaware company wholly owned by Tiancheng Lou.
  
  Note to Row 11: See Item 4.
- Amber Luna Lou Irrevocable Trust: type of reporting person: other (OO); citizenship or place of organization: South Dakota (SD); sole voting power 2,020,000; shared voting power 0; sole dispositive power 2,020,000; shared dispositive power 0; aggregate amount beneficially owned 2,020,000 (0.6% of the class)
  Comment: Notes to Rows 5, 7, and 9: Representing 2,020,000 Class B ordinary shares held of record by Amber Luna Lou Irrevocable Trust for the benefit of Tiancheng Lou. The trustee of Amber Luna Lou Irrevocable Trust is the South Dakota Trust Company LLC.
  
  Note to Row 11: See Item 4.

## Item 1. Issuer
Name of issuer: Pony AI Inc.
Address of issuer's principal executive offices: 1301 Pearl Development Building, 1 Mingzhu 1st Street, Hengli Town, Nansha District, Guangzhou, People's Republic of China, 511458

## Item 2. Person Filing
Name of person filing:
Tiancheng Lou

IWAY LLC

Amber Luna Lou Irrevocable Trust
Address of principal business office or, if none, residence:
The business address of Dr. Tiancheng Lou is 13 F, Mingzhu Development Building, Nansha District, Guangzhou, Guangdong, People's Republic of China.

The business address of IWAY LLC is the Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, Wilmington, Delaware 19801, USA.

The business address of Amber Luna Lou Irrevocable Trust is 201 South Phillips Avenue, Suite 200, Sioux Falls, South Dakota 57104, USA
Citizenship:
Tiancheng Lou: People's Republic of China
IWAY LLC: Delaware, United States
Amber Luna Lou Irrevocable Trust: South Dakota, United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The information required by Item 4(a) is set forth in Row 9 of the cover page for each Reporting Person and is incorporated herein by reference.
Percent of class:
The information required by Item 4(b) is set forth in Row 11 of the cover page for each Reporting Person and is incorporated herein by reference.

Percentage of Ownership:

Tiancheng Lou: 6.0%
IWAY LLC: 5.4%
Amber Luna Lou Irrevocable Trust: 0.6%

Percentage of Voting Power:

Tiancheng Lou: 19.4%
IWAY LLC: 17.6%
Amber Luna Lou Irrevocable Trust: 1.9%

The percentage of ownership is calculated based on 355,292,553 ordinary shares, including 274,203,783 Class A ordinary shares and 81,088,770 Class B ordinary shares issued and outstanding as of April 10, 2025, according to the Form 20-F filed by the Issuer with Securities and Exchange Commission on April 25, 2025.

The percentage of voting power is calculated by dividing the voting power beneficially owned by each Reporting Person by the voting power of all of the Issuer's ordinary shares as a single class. Each Class A ordinary share is entitled to one vote and each Class B ordinary share is entitled to ten (10) votes. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.
Sole power to vote or to direct the vote:
Tiancheng Lou: 21,199,598
IWAY LLC: 19,179,598
Amber Luna Lou Irrevocable Trust: 2,020,000
Shared power to vote or to direct the vote:
Tiancheng Lou: 0
IWAY LLC: 0
Amber Luna Lou Irrevocable Trust: 0
Sole power to dispose or to direct the disposition:
Tiancheng Lou: 21,199,598
IWAY LLC: 19,179,598
Amber Luna Lou Irrevocable Trust: 2,020,000
Shared power to dispose or to direct the disposition:
Tiancheng Lou: 0
IWAY LLC: 0
Amber Luna Lou Irrevocable Trust: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Joint Filing Agreement as Exhibit 99.1. Will be separately attached.

## Signatures
- Tiancheng Lou: /s/ Tiancheng Lou, Tiancheng Lou (05/15/2025)
- IWAY LLC: /s/ Tiancheng Lou, Tiancheng Lou / Manager (05/15/2025)
- Amber Luna Lou Irrevocable Trust: /s/ Brianna Sturm, Brianna Sturm / Trust Officer, South Dakota Trust Company LLC as Trustee of Amber Luna Lou Irrevocable Trust (05/15/2025)